UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☐    Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Exhibits

99.1	Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: May 15, 2008	By:	/s/ Mark D’Souza
	Name:	Mr. Mark D’Souza
	Title:	Senior Vice-President and Chief Financial Officer

Exhibit 99.1

[COMPUTERSHARE LOGO]

LABOPHARM INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD ON MAY 8, 2008

REPORT ON PROXIES

	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST
MOTION	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD

Election of Directors	8,525,411	0	5,066,993	0	0	62.72%	0.00%	37.28%

Appointment of Ernst & Young s.r.l./S.E.N.C.R.L. as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration	13,493,719	0	98,685	0	0	99.27%	0.00%	0.73%

Adoption of a resolution to renew the Company’s Stock Option Plan	8,264,175	5,328,229	0	0	0	60.80%	39.20%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	336

TOTAL SHARES ISSUED OUTSTANDING:	56,819,663

TOTAL SHARES VOTED:	13,592,404	/s/ Martine Gauthier	/s/ Claire Girard
TOTAL % OF SHARES VOTED:	23.92%	MARTINE GAUTHIER SCRUTATEUR	CLAIRE GIRARD SCRUTATEUR